

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

<u>Via E-mail</u>
Ms. Rina Paniry
Chief Financial Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re:** **Starwood Property Trust, Inc.**
> **Form 10-K**
> **Filed February 25, 2015**
> **File No. 001-34436**

Dear Ms. Paniry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57</u>

1.   In future filings please disclose the weighted average yield on your assets and the weighted average borrowing costs, including related hedging costs.

<u>Non-GAAP Financial Measures, page 65</u>

2.   Please reconcile the number of diluted weighted average shares used in Core Earnings per share to the number of diluted weighted average shares used in your GAAP EPS measures.

<u>Consolidated Balance Sheets, page 91</u>

3.   We note that you separately present the assets and liabilities held by variable interest entities on your balance sheet. In future filings, please recast your balance sheet to

present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

Consolidated Statements of Operations, page 92

4.   We note your separate presentation of income of consolidated VIE's, net related to the assets and liabilities of your consolidated VIEs. Please tell us your basis for this presentation and specifically address how it complies with the requirements of Rule 5-03 of Regulation S-X which requires consolidated totals for each line item.

5.   We note that a majority of your revenue is derived from the interest on leveraged investments. Please tell us why interest expense has been presented as a component of cost and expenses, rather than as part of net interest margin. In this regard, a "net interest income" presentation is generally appropriate for companies with interest expense related to financing its investments earning interest income. Please see ASC 942-10-S99-4 for reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rina Paniry
Starwood Property Trust, Inc.
March 25, 2015
Page 3

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any
questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant